Mail Stop 3561

May 4, 2006

Robert H. Tomlinson, Jr.
President and Chief Executive Officer
uBid.com Holdings, Inc.
8550 West Bryn Mawr, Suite 200
Chicago, IL 60631

> **Re: uBid.com Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 21, 2006**
> **File No. 333-131733**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed April 24, 2006**
> **File No. 0-50995**

Dear Mr. Tomlinson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

uBid.com Holdings, Inc. Consolidated Financial Statements as of December 31, 2005 and 2004

1.   Please consider whether an amendment to your Form 10-K for the year ended December 31, 2005 is necessary based on any revisions to your financial statements resulting from the comments below.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please have your independent auditors revise their audit report to refer to the restatement and the footnote describing the restatement. Also, in footnote 20, where you discuss the restatement, please add a narrative summarizing how you

were previously accounting for the restated item as compared to how you are now accounting for the item. Finally, please revise your summary and selected financial data tables to refer to the footnote describing the restatement.

Related Party Transaction, page F-14

Promissory Notes, page F-15

3.   We read your response to comment 5 in our letter dated April 11, 2006 and also reviewed the related revisions to your Forms 10-K and S-1. Please tell us in more detail your basis for recording the loss on the exchange as a dividend rather than as a deduction in arriving at net income. In this connection, we note that footnote 1 to paragraph 20 of APB 26 states that extinguishment transactions between related parties "may be" essence capital transactions. We do not believe this means that all extinguishment transactions between related parties should automatically be viewed as capital transactions. To the extent the nature and substance of the transaction was a loss on debt extinguishment as opposed to a capital distribution, we believe the loss on the transaction should be reflected as such in your statements of operations. To the extent you believe the nature and substance of the transaction was a capital transaction, please ensure we understand the basis for your position.

Stock Warrants, page F-21

4.   Reference is made to your disclosures on page 76 under the subheading Registration Rights, and to Article VI of the Securities Purchase Agreement filed as Exhibit 10.2. Please tell us in detail how you have applied the guidance in SFAS 133, EITF 00-19, and EITF 01-6, as well as the views outlined in the Issue Summary to EITF 05-4, in evaluating how to account for your outstanding warrants. Ensure you address in your response your consideration of the impact on your accounting of the registration rights associated with the warrants. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay what appear to be significant liquidated damages. We also note you will incur the liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. In addition, it appears your common stock is subject to the same registration rights agreement noted above for the warrants. Thus, please tell us how you account for the registration rights associated with your common shares and the authoritative guidance on which you relied in determining the proper accounting. Notwithstanding the preceding, please revise your footnotes to disclose in a reasonable amount of detail the rights and privileges associated with your

> common stock and warrants, including the registration rights and related liquidated damages features of each of these instruments.

Form 10-K/A Filed April 24, 2006

Controls and Procedures, page 72

5.   Please tell us how you considered the recent restatement of your historical financial statements in evaluating the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In this regard, tell us if you considered the errors in the historical financial statements to be indicative of a material weakness or a significant deficiency and provide us with support for your conclusion. Please also note that in future filings you should provide disclosure regarding how this and other similar issued affected your assessment as to the effectiveness of your disclosure controls and procedures.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony W. Watson, Accountant, at (202) 551-3318 or Robyn L. Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or David Mittelman, Legal Branch Chief at (202) 551-3214 me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas H. Horenkamp, Esq.
    McGuire Woods LLP
    VIA FAX (312) 920-7236